UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐                      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-28344

A.                        Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Community Bank 401(k) Plan

B.                        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Community Corporation

5455 Sunset Blvd

Lexington, SC 29072

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the First Community Bank 401(k) Plan are being filed herewith:

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm — Elliott Davis, LLC

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010

Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011

Notes to Financial Statements - December 31, 2011 and 2010

Supplemental Schedule:

Schedule of Assets Held - December 31, 2011

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — Elliott Davis, LLC

FIRST COMMUNITY BANK

401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

First Community Bank

401(k) Plan

Lexington, South Carolina

We have audited the accompanying statements of net assets available for benefits of First Community Bank 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Community Bank 401(k) Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Elliott Davis, LLC

Elliott Davis, LLC

Columbia, South Carolina

June 19, 2012

FIRST COMMUNITY BANK

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010

Assets:

Cash	$35,536	$36,341
Investments at fair value:
Mutual funds	3,974,311	3,732,008
First Community Corporation Unitized Stock Fund	551,672	487,532
Stable value fund	153,198	48,077

Total investments	4,679,181	4,267,617

Receivables:
Notes Receivable from participants	131,174	129,172

Total receivables	131,174	129,172

Total assets	4,845,891	4,433,130

Liabilities:
Fees payable	—	6,610

Net assets available for benefits, at fair value	4,845,891	4,426,520

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,259)	(1,591)

Net assets available for benefits	$4,842,632	$4,424,929

FIRST COMMUNITY BANK

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2011

Additions to net assets attributed to:
Contributions:
Employer contributions	$254,170
Employee contributions	490,067
Other	4,329

Total contributions	748,566

Investment income (loss):
Net depreciation in fair value of investments	(117,284)
Interest and dividends	90,394

Total investment income (loss)	(26,890)

Interest income on notes receivable from participants	5,650

Total additions	727,326

Deductions from net assets attributed to:
Administrative expenses	29,540
Distributions paid to participants	280,083

Total deductions	309,623

Net increase	417,703

Net assets available for benefits:
Beginning of year	4,424,929

End of year	$4,842,623

FIRST COMMUNITY BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

First Community Bank, N.A. (the “Bank”) established the First Community Bank 401(k) Plan (the “Plan”) effective as of January 1, 1996.  The Bank is a subsidiary of First Community Corporation (the “Company”).  The Plan is currently sponsored and maintained by the Bank.  The Plan operates as a non-leveraged 401(k) Plan that allows for salary-deferral contributions by the Company’s employees in accordance with the provisions of Section 401(k) of the Internal Revenue Code.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the United States Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all employees of the Bank.  An employee is eligible to participate in the Plan if such employee has attained age 18 and completed 90 days of service.  MG Trust Company, LLC (MG Trust) serves as custodian of the Plan’s mutual fund assets. Certain members of management serve as trustees of the Plan.

Participant’s Salary Reduction Election - Each year, participants may elect to defer a portion of their compensation, as defined in the Plan, not to exceed $16,500 for 2011 and 2010.  For participants 50 or older, the Internal Revenue Service (IRS) maximum contribution is $22,000 for 2011 and 2010. Participants may also contribute amounts representing distributions from other qualified benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

Employer Contributions - The Bank makes a matching contribution equal to 100% of deferral contributions which do not exceed 3% of compensation, plus 50% of deferral contributions which exceed 3% but do not exceed 5% of compensation.  In addition, the Bank may make a discretionary contribution on behalf of each eligible participant equal to a uniform percentage of each participant’s compensation. The exact percentage, if any, will be determined by the Bank.

Participant Accounts - Each participant’s account is credited with the participant’s salary reduction election, allocations of the Bank’s matching contribution and discretionary contribution (if any), Plan earnings, and forfeitures of terminated participants’ nonvested accounts, if applicable.  An active employee must be employed on the last day of the Plan year and have completed 500 hours of service during the Plan year to qualify for the employers’ discretionary contribution.  An employee whose service was terminated during the year must be credited with more than 500 hours of service during the Plan year to qualify for the employers’ discretionary contribution.  An employee whose death, disability or retirement occurred during the Plan year will be qualify for the employers’ discretionary contribution regardless of the number of hours of service during the Plan year.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Bank’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on a graduated schedule.  A participant is 100% vested after six years of credited service.  Also, a participant will become 100% vested in his or her account balance on the date that he or she reaches the normal retirement age of 65 or becomes disabled or dies while still employed by the Bank even if he or she has not achieved six years of credited service.

FIRST COMMUNITY BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN - continued

Notes Receivable from Participants - Participants may borrow from their fund accounts under the following circumstances:  (1) notes shall be made available to all participants and their beneficiaries on a reasonably equivalent basis; (2) notes shall bear a reasonable rate of interest; (3) notes shall be adequately secured; (4) up to one-half of the vested account balance may be used as security under the note; and (5) the amount of the note is limited by rules under the Internal Revenue Code.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested interest of the participant in the Plan. The $50,000 maximum amount will be reduced by the participant’s highest outstanding note balance in the previous 12 months, even if amounts have been prepaid.  The notes are secured by the balance in the participant’s account.  The interest rate will be the prime interest rate as set by the Wall Street Journal plus 1%, or such other rate as determined by the Plan Administrator on the basis of relevant factors including but not limited to the rates charged by local banks for notes of similar duration and security level.  The rate of interest will be constant throughout the term of the note. Interest rates on participant notes were 4.25% at December 31, 2011. All notes are required to be repaid within five years of the note. If the Participant notifies the Plan Administrator in writing that the entire proceeds of the note will be used to acquire a dwelling unit that will, within a reasonable time, be used as the principal residence of the Participant the note will be required to be repaid within 30 years of the original date of the note. Notes are to be repaid on the basis of substantially level amortization over the term of the note with payments made through salary reduction each pay period if available. All or any part of the outstanding balance of a note can be repaid at any time.

Investment Options - The Plan currently offers 19 mutual funds from which participants may choose the allocation of their contributions.  In August 2008, the Plan trustees elected to eliminate First Community Corporation common stock from the Plan’s available investment options.  Participant balances in the Company’s common stock at the time of election were not affected; however, participants were no longer allowed to allocate their deferrals to First Community Corporation common stock. On November 18, 2010, First Community Corporation common stock was reinstated as an investment option for participants.

Payment of Benefits - On termination of service due to death, disability, retirement, or other reasons, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, less any notes outstanding.

Forfeited Accounts - Forfeited non-vested accounts totaled $111 and $2,114 for the years ended December 31, 2011 and 2010, respectively.  Forfeitures will be used to reduce the Bank’s future contributions to the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Basis of Presentation - The Plan’s financial statements are prepared using the accrual method of accounting with the exception of benefits paid to participants, which are recorded when paid, in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition - The Plan’s investment assets are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

FIRST COMMUNITY BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - continued

Shares of First Community Corporation common stock are valued at fair value, which was the closing price of the Company’s common stock as reported by the NASDAQ Capital Market as of the close of business on December 31, 2011.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Basis of accounting -  Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Accordingly, actual results may differ from those estimates.

Concentration of Credit Risk - Investments in First Community Corporation common stock comprised 11% of Plan assets at December 31, 2011 and 2010, respectively.  At December 31, 2011 and 2010, the common stock was valued at $551,672 and $487,532, respectively.  At December 31, 2011 and 2010, the actual number of shares of the Company’s common stock in the unitized stock fund held by the Plan was 84,657 shares and 80,457 shares, respectively.

Notes Receivable from Participants - Notes to participants are valued at their unpaid balance plus accrued interest.

Payment of Benefits - Benefits are recorded when paid.

Recent Accounting Pronouncements - Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements amended Accounting Standards Codification (“ASC”) 820, Fair Value measurements and Disclosures, to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects

FIRST COMMUNITY BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

fair value measurement disclosures, adoption of ASU 2010-06 did not affect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

FIRST COMMUNITY BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - continued

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011 and will have no effect on the Plan’s financial statements.

In September 2010, FASB issued an amendment, Plan Accounting - Defined Contribution Pension Plans (Topic 962): Reporting Notes to Participants by Defined Contribution Pension Plans (ASU 2010-25), which provides guidance on how notes to participants should be classified and measured by defined contribution pension plans. This amendment requires that participant notes be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  This amendment was effective for periods ending after December 15, 2010, with early adoption permitted. This amendment requires retrospective application to all periods presented.

In January 2010, the FASB issued an amendment (“Fair Value Measurements and Disclosures - Improving Disclosures about Fair Value Measurements” (ASU 2010-06)) which requires new disclosures about transfers of financial assets and liabilities between levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment was effective and adopted for periods beginning on or after December 15, 2009. See Note 7 for impact of adoption. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010. Accounting Standards Update (“ASU”) 2009-12, Calculate Net Asset Value per Share (or Its Equivalent) amended the FASB Accounting Standards Codification (“ASC”) 820 to allow entities to use net asset value (“NAV”) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting.  Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 4 - ADMINISTRATIVE COSTS

The Bank pays the administrative costs of the Plan with the exception of certain investment and custodial fees, which are paid by the Plan.

FIRST COMMUNITY BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - STABLE VALUE FUND

Federated Capital Preservation Fund (the Fund) is comprised of fully benefit-responsive contracts and is therefore valued at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The weighted average crediting rate of the Stable Value Fund was 2.33% and 3.28% for the years ended December 31, 2011 and 2010, respectively.  The average yield earned by the Plan based on the actual interest rates credited to participants was 2.09% and 3.03% for the years ended December 31, 2011 and 2010, respectively. There are no reserves against contract value for credit risk or the contract issuer or otherwise. The Fund will guarantee principal and accrued interest, based on crediting interest rates, for participant-initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. The Fund will reset the rate quarterly, by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the fund’s investments.

Participants will receive the principal and accrued earnings credited to their accounts on withdrawal for allowed events. These events include transfers to other Plan investment options, payments because of retirement, termination of employment, disability, or death, and in-service withdrawals as permitted by the Plan. Certain events, such as Plan termination or a Plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value. The Plan sponsor does not believe any events that may limit the ability of the Plan to transact at contract value are probable. The following is a reconciliation of fair value per the financial statements to contract value as of December 31 2011 and 2010:

	2011	2010

Investments at fair value	$153,198	$48,077
Contract value adjustment	(3,259)	(1,591)

Investment at contract value	$149,939	$46,486

NOTE 6 - INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets at December 31, 2011 and 2010 are as follows:

	2011	2010

Vanguard Target Retirement 2015	$509,900	$820,072
Vanguard Target Retirement 2025	1,501,432	1,220,619
Vanguard Target Retirement 2035	722,744	760,153
Vanguard Target Retirement 2045	366,952	359,839
AM FDS Growth FD of America	273,909	155,724	*
First Community Corporation Unitized Stock Fund	551,672	487,532

*Does not represent 5% or more for respective year

During 2011, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value as follows:

Realized and unrealized gains and losses including dividends and interest, net Mutual funds and common stock	$(117,284)

FIRST COMMUNITY BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - FAIR VALUE MEASURMENTS

FASB ASC 820, Fair Value Measurements and Disclosures (ASC 820), establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets or identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1                    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                    Inputs to the valuation methodology include:

•            Quoted prices for similar assets or liabilities in active markets;

•            Quoted prices for identical or similar assets or liabilities in inactive markets;

•            Inputs other than quoted prices that are observable for the asset or liability;

•            Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2011 and 2010.

Mutual funds:  Valued at quoted market prices which represent the net asset value (NAV) of shares held by the Plan at year end.  The mutual funds have no unfunded commitments. The investment funds allow immediate redemption, require no redemption notice, and bear no other redemption restrictions.

Stable value fund: The fair value of the Plan’s interest in common trusts (pooled) funds are based on the net asset value (NAV) after adjustments to reflect all fund investments at fair value. The investment in the trust is a public investment security valued using the NAV provided by Federated Capital Preservation Fund. The NAV is quoted on a private market that is not active; however, the unit price is based on the underlying investments that are traded on an active market. The investment in the trust is carried at fair value based on the closing price on the stock exchange. Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The unit redemption period is daily.

First Community Corporation Unitized Stock Fund:  Valued at closing price of the underlying securities reported on the active market on which the individual securities are traded based on the number of shares held by the Plan, plus any cash held within the fund. By blending the underlying securities and the cash component, participants are able to initiate transactions in the First Community Corporation Unitized Stock Fund on a daily basis with the advantage of same-day trading and liquidity.

FIRST COMMUNITY BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - FAIR VALUE MEASURMENTS - continued

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Mid-Cap Growth	$72,235	$—	$—	$72,235
Small Blend	151,043	—	—	151,043
Mid-Cap Blend	55,471	—	—	55,471
Moderate Allocation	71,298	—	—	71,298
Intermediate-Term Bond	71,595	—	—	71,595
Foreign Large Blend	92,596	—	—	92,596
Large Growth	274,040	—	—	274,040
Large Value	29,377	—	—	29,377
Large Blend	14,337	—	—	14,337
Target Retirement	3,142,319	—	—	3,142,319
Stable Value fund	—	153,198	—	153,198
First Community Corporation Unitized Stock Fund	524,033	27,639	—	551,672

Total assets at fair value	$4,498,344	$180,837	$—	$4,679,181

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Mid-Cap Growth	$57,488	$—	$—	$57,488
Small Blend	99,756	—	—	99,756
Mid-Cap Blend	29,124	—	—	29,124
Moderate Allocation	46,870	—	—	46,870
Intermediate-Term Bond	44,476	—	—	44,476
Foreign Large Blend	79,415	—	—	79,415
Large Growth	155,724	—	—	155,724
Large Value	27,011	—	—	27,011
Large Blend	11,241	—	—	11,241
Target Retirement	3,180,903	—	—	3,180,903
Stable Value fund	—	48,077	—	48,077
First Community Corporation Unitized Stock Fund	465,043	22,489	—	487,532

Total assets at fair value	$4,197,051	$70,566	$—	$4,267,617

FIRST COMMUNITY BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 8 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service, dated January 31, 2006, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  The Plan has been amended since receiving the determination letter and the Plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status. Management believes the Plan continues to maintain its qualified status.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the internal revenue service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 9 - RELATED PARTY TRANSACTIONS

Certain Plan assets are invested with the Company as described in Note 2.  This investment is considered a party-in-interest transaction.

NOTE 10 - RISKS AND UNCERTAINTIES

The Plan may invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage notes.  The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

NOTE 11 - SUBSEQUENT EVENTS

In preparing these consolidated financial statements, subsequent events were evaluated through the time the consolidated financial statements were issued. Financial statements are considered issued when they are widely distributed to all shareholders and other financial statement users, or filed with the Securities and Exchange Commission. In conjunction with applicable accounting standards, all material subsequent events have either been recognized in the consolidated financial statements or disclosed in the notes to the consolidated financial statements.

FIRST COMMUNITY BANK 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2011

	(b)	(c)
	Identity of issuer,	Description of investment including		(e)
	borrower, lessor,	maturity date, rate of interest,	(d)	Current
(a)	or similar party	collateral, par or maturity value	Cost	value

	AM FDS Growth FD of America	Mutual Fund	**	$273,909
	Harbor Mid Cap Growth Fund INSTI CL	Mutual Fund	**	72,235
	Oppenheimer Equity Income — A	Mutual Fund	**	29,377
	Pimco Total Return - A	Mutual Fund	**	54,922
	T Rowe Price New America Grth	Mutual Fund	**	131
	T Rowe Price Small-Cap Value Fund	Mutual Fund	**	94,861
	Thornburg Intl Value FD - INV	Mutual Fund	**	92,596
	Vanguard 500 Index Fund - INV	Mutual Fund	**	14,337
	Vanguard Mid Cap Index FD - INV	Mutual Fund	**	55,471
	Vanguard Small Cap Index - INV	Mutual Fund	**	56,181
	Vanguard Target Retirement 2005	Mutual Fund	**	23,592
	Vanguard Target Retirement 2015	Mutual Fund	**	509,900
	Vanguard Target Retirement 2025	Mutual Fund	**	1,501,432
	Vanguard Target Retirement 2035	Mutual Fund	**	722,744
	Vanguard Target Retirement 2045	Mutual Fund	**	366,952
	Vanguard Target Retirement 2055	Mutual Fund	**	17,700
	Vanguard Total BD Mkt Index - INV	Mutual Fund	**	16,673
	Vanguard Wellington FD - INV	Mutual Fund	**	71,298
	Federated Preservation Fund	Stable Value Fund	**	149,939	***
*	First Community Corporation Unitized Stock Fund	Unitized Stock Fund	**	551,672
*	Notes Receivable from participants	Notes (4.25%)	**	131,174

				$4,807,096

*                 Indicates a party-in-interest

**          Participant directed

***Represents contract value of the Federated Preservation Fund;

Fair value at December 31, 2011 is $153,198

FIRST COMMUNITY BANK 401(k) PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST COMMUNITY BANK 401(k) PLAN

By FIRST COMMUNITY BANK, N.A., Trustee

Date: June 19, 2012	By:	/s/ Joseph G. Sawyer

	Printed Name:	Joseph G. Sawyer

	Title:	Chief Financial Officer

FIRST COMMUNITY BANK 401(k) PLAN

ANNUAL REPORT ON FORM 11-K

FOR FISCAL YEAR ENDED DECEMBER 31, 2011

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — Elliott Davis, LLC